Exhibit 99.8

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisitions Update
Released	07:00 21-Jun-06

RNS Number: 9102E
Wolseley PLC
21 June 2006

NEWS RELEASE
21 June 2006

Wolseley plc
Acquisitions update
£89 million spent on seven further acquisitions taking total for the year so far to a record £900 million

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today seven further acquisitions for an aggregate consideration of £89 million. In a full year, these acquisitions are expected to add approximately £170 million in additional revenue.

Since the beginning of the financial year on 1 August 2005, a total of 50 businesses in Europe and North America have been acquired for an aggregate consideration of approximately £900 million. These 50 acquisitions are expected to add approximately £1,389 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £582 million. These totals now include the recommended offer for Brandon Hire plc which was announced on 28 March 2006 and which was declared unconditional on 2 May 2006.

North America

On 8 May 2006, Ferguson acquired certain assets associated with three locations in Alabama that comprise the Montgomery branch of Central Supply, Inc. ("Central Supply") from Andy Graham. Central Supply is a distributor of plumbing supplies. In the year ended 30 November 2004, Central Supply had revenue of $6.5 million (£3.5 million) and gross assets of $1.6 million (£0.9 million) at that date.

On 22 May 2006, Ferguson acquired Supply North Central Group, Inc. ("SNCG") from 50 individuals, trusts and members of the Carpenter family. SNCG is a wholesale distributor of residential and light commercial plumbing and hydronic heating products operating from 11 showroom and warehouse locations across Michigan. In the year ended 31 January 2006, SNCG had revenue of $45.9 million (£25.0 million) and gross assets of $11.1 million (£6.1 million) at that date.

Also on 22 May 2006, Ferguson acquired the inventory and certain fixed assets of Central Lighting, Inc. ("Central Lighting") from Dallas Spence and Kevin Spence. Central Lighting is a single location lighting business based in Jackson, Mississippi. In the year ended 31 December 2005, Central Lighting had revenue of $1.8 million (£1.0 million) and gross assets of $0.3 million (£0.2 million) at that date.

On 5 June 2006, Ferguson acquired Davidson Electric Wholesale Supply, Inc. ("Davidson") from Jeff Griffith and Earl Riddle. Davidson is a distributor of electric and plumbing supplies based in Lexington, North Carolina. In the year ended 31 March 2005, Davidson had revenue of $5.5 million (£3.0 million) and gross assets of $2.9 million (£1.6 million) at that date.

On 16 June 2006 Stock Building Supply ("Stock") acquired Coleman Floor Company, Inc. ("Coleman") from 12 individuals. Coleman sells and installs residential flooring products to production residential homebuilders. Coleman operates from 23 locations throughout Illinois, Virginia, North Carolina, Georgia and Florida. In the year ended 31 December 2005, Coleman had revenue of $233.5 million (£127.6 million) and gross assets of $46.8 million (£25.6 million) at that date.

Europe

On 31 May 2006, Wolseley UK acquired Ivybridge Building Supplies Limited ("Ivybridge") from Len and Sheila Scott. Ivybridge is a single branch general builders merchant in Ivybridge near Plymouth, Devon. Ivybridge supplies a range of building, electrical and plumbing products mainly to small and medium sized builders. In the year ended 30 September 2005, Ivybridge had revenue of £2.0 million and gross assets of £0.1 million at that date.

On 9 June 2006, PBM agreed to acquire the trade and assets of seven Lariviere SA outlets ("Outlets") from AXA Private Equity. The Outlets have a primary focus on wood, panels and heavyside products allowing PBM to increase the network of its brands: Reseau Pro (building materials), Panofrance (timber) and Reseau Top (roofing products). In the year ended December 2005, the Outlets had revenue of €12.7 million (£8.8 million) and gross assets of €2.0 million (£1.4 million) at that date.

The divisional split of the total acquisition spend since 1 August 2005 is:

Division	No. of Acquisitions	Spend
		£ Million

Europe	20	409
North America	30	491
TOTAL	50	900

Charlie Banks, Group Chief Executive of Wolseley said:

"We are delighted to announce these new bolt-on acquisitions which continue to support our strategy of geographic and product expansion."

ENQUIRIES:

Investors/Analysts:
Guy Stainer 0118 929 8744
Head of Investor Relations 07739 778187

John English 001 513 771 9000
Director, Investor Relations North America 001 513 328 4900

Media:
Penny Studholme 0118 929 8886
Director of Corporate Communications 07860 553834

Brunswick 020 7404 5959
Andrew Fenwick
Nina Coad

Exchange Rates

The following exchange rate has been used for the acquisitions noted above: £1 = $1.83, £1 = €1.45

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before amortisation of acquired intangibles, was £708 million. Wolseley has more than 68,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

This information is provided by RNS
The company news service from the London Stock Exchange

END